UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

United Rentals, Inc. 401(k) Investment Plan

For the Fiscal Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedules

For the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Audit Committee of United Rentals, Inc.

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

May 12, 2010

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Cash and cash equivalents	$4,500	$259
Investments, at fair value:
United Rentals, Inc. Common Stock	2,351,068	1,834,294
T. Rowe Price Equity Index Trust	—	12,767,645
T. Rowe Price Tradelink Investments	79,080	95,138
Mutual Funds:
Dodge & Cox International Stock Fund	10,718,373	7,241,115
T. Rowe Price Spectrum Bond Income Fund	11,860,248	10,345,162
T. Rowe Price Balanced Fund	9,235,483	7,791,413
T. Rowe Price Blue Chip Growth Fund	15,959,979	11,463,092
T. Rowe Price New Horizons Fund	14,157,949	10,267,977
T. Rowe Price Prime Reserve Fund	31,349,026	30,982,192
T. Rowe Price Retirement Income Fund	685,112	622,430
T. Rowe Price Retirement 2005 Fund	453,862	322,485
T. Rowe Price Retirement 2010 Fund	2,811,584	2,478,304
T. Rowe Price Retirement 2015 Fund	2,931,200	2,374,982
T. Rowe Price Retirement 2020 Fund	7,725,720	5,472,879
T. Rowe Price Retirement 2025 Fund	5,812,727	4,039,588
T. Rowe Price Retirement 2030 Fund	10,246,910	7,391,261
T. Rowe Price Retirement 2035 Fund	6,230,787	3,930,799
T. Rowe Price Retirement 2040 Fund	7,986,631	5,233,290
T. Rowe Price Retirement 2045 Fund	2,596,333	1,503,822
T. Rowe Price Retirement 2050 Fund	476,450	217,887
T. Rowe Price Retirement 2055 Fund	144,861	84,148
T. Rowe Price Value Fund	16,950,634	13,382,794
T. Rowe Price Small Cap Value Fund	2,800,955	1,993,013
Vanguard Institutional Index Fund	15,268,004	—

Total mutual funds	176,402,828	127,138,633
Participant loans	10,554,355	10,268,793
Company contributions receivable	10,439	144,547
Participants contributions receivable	33,218	491,044

Total assets	189,435,488	152,740,353
Liabilities:
Obligation to Plan Sponsor	(205,432)	—

Net assets available for benefits	$189,230,056	$152,740,353

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions
Contributions:
Participants	$16,325,157	$21,440,324
Company	2,207,206	6,593,636
Rollovers	1,028,564	1,213,554
Assets transferred to plan	—	18,242,657

Investment income:
Interest and dividend income	3,089,025	6,009,517
Net realized and unrealized appreciation (depreciation) in fair value of investments	36,297,331	(60,245,528)

	58,947,283	(6,745,840)

Deductions
Benefits paid directly to participants	(22,345,947)	(17,066,057)
Administrative fees	(111,633)	(113,470)

Net increase (decrease)	36,489,703	(23,925,367)

Net assets available for benefits, beginning of year	152,740,353	176,665,720

Net assets available for benefits, end of year	$189,230,056	$152,740,353

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Merger

Effective October 17, 2008, the United Rentals, Inc. Acquisition Plan (the “Acquisition Plan”) was merged into the Plan. All of the participants’ account balances, assets and liabilities under the Acquisition Plan were transferred to the Plan on that date. Assets of the Acquisition Plan of $18.2 million, comprised of investments of $17.3 million and loans of $0.9 million, were transferred on that date.

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $16,500 and $15,500 per year in 2009 and 2008, respectively (plus catch-up contributions for participants age 50 and over of $5,500 and $5,000 in 2009 and 2008, respectively), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount, which is determined annually, to the Plan. The Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $500 and $2,000 during the years ended December 31, 2009 and 2008, respectively. Participants become eligible for Company matching contributions following three months of employment.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contribution, the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses charged to the participant’s account.

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of terminated participants’ non-vested accounts, which aggregated $376,809 and $398,547 for 2009 and 2008, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company (“T. Rowe Price”).

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.75% to 9.75%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

Fair Value Measurements. In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

FASB Codification. In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.

Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Obligation to Plan Sponsor

In 2009, the Plan received a duplicate contribution from the Company in the amount of $205,432. This liability will be used to offset future discretionary Company contributions as described in Note 1 (see “Contributions”).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;
b)	quoted prices for identical or similar assets or liabilities in inactive markets;
c)	inputs other than quoted prices that are observable for the asset or liability;
d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Equity Index Trust: Valued based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments. The Plan had no investment in the T. Rowe Price Equity Index Trust as of December 31, 2009.

T. Rowe Price Tradelink Investments: Valued based on the fair market value of the underlying stocks and mutual funds, which are valued at the closing price reported on the active markets on which the stocks are traded and the net asset value (“NAV”) of shares held at year end, respectively.

Mutual funds: Valued at the NAV of shares held by the Plan at year end based on quoted prices in an active market. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Participant loans: Valued at the outstanding principal balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following tables present the Plan’s assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
United Rentals, Inc. Common Stock	$2,351,068	$—	$—	$2,351,068
T. Rowe Price Tradelink Investments	79,080	—	—	79,080
Mutual Funds	176,402,828	—	—	176,402,828
Participant Loans	—	—	10,554,355	10,554,355

Total investments at fair value	$178,832,976	$—	$10,554,355	$189,387,331

Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
United Rentals, Inc. Common Stock	$1,834,294	$—	$—	$1,834,294
T. Rowe Price Equity Index Trust (1)	—	12,767,645	—	12,767,645
T. Rowe Price Tradelink Investments	95,138	—	—	95,138
Mutual Funds	127,138,633	—	—	127,138,633
Participant Loans	—	—	10,268,793	10,268,793

Total investments at fair value	$129,068,065	$12,767,645	$10,268,793	$152,104,503

(1)	In 2009, the T. Rowe Price Equity Index Trust was eliminated as an investment option. The T. Rowe Price Equity Index Trust assets were transferred among our Level 1 assets either as directed by the participants prior to the elimination date or as of the elimination date.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
Participant Loans
Balance, beginning of year	$10,268,793	$8,966,379
Loans transferred from the Acquisition Plan	—	898,103
Issuances and settlements, net	285,562	404,311

Balance, end of year	$10,554,355	$10,268,793

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company, as Plan Sponsor, has indicated that it will take the necessary steps to bring the Plan’s operations into compliance with the Code.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

4. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2009	2008
Dodge & Cox International Stock Fund	$3,323,139	$(6,376,076)
T. Rowe Price Spectrum Bond Income Fund	1,485,938	(1,614,571)
T. Rowe Price Balanced Fund	1,904,322	(2,592,680)
T. Rowe Price Blue Chip Growth	4,802,688	(6,617,221)
T. Rowe Price New Horizons Fund	4,392,057	(6,596,236)
T. Rowe Price Retirement Income Fund	87,040	(154,650)
T. Rowe Price Retirement 2005 Fund	70,198	(90,734)
T. Rowe Price Retirement 2010 Fund	530,327	(894,114)
T. Rowe Price Retirement 2015 Fund	645,154	(954,983)
T. Rowe Price Retirement 2020 Fund	1,715,119	(2,733,266)
T. Rowe Price Retirement 2025 Fund	1,421,482	(2,222,512)
T. Rowe Price Retirement 2030 Fund	2,623,904	(4,519,293)
T. Rowe Price Retirement 2035 Fund	1,627,652	(2,449,218)
T. Rowe Price Retirement 2040 Fund	2,118,721	(3,291,458)
T. Rowe Price Retirement 2045 Fund	668,935	(832,153)
T. Rowe Price Retirement 2050 Fund	125,728	(87,520)
T. Rowe Price Retirement 2055 Fund	64,674	(39,945)
T. Rowe Price Value Fund	4,514,995	(8,741,991)
T. Rowe Price Small Cap Value Fund	593,330	(722,095)
T. Rowe Price Tradelink Investments	19,681	(53,119)
T. Rowe Price Equity Index Trust	1,377,253	(7,167,695)
Vanguard Institutional Index Fund	1,710,520	—
T. Rowe Price Prime Reserve Fund	—	3
United Rentals, Inc. Common Stock	474,474	(1,494,001)

	$36,297,331	$(60,245,528)

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

As previously reported, in 2004 the Securities and Exchange Commission (the “SEC”) commenced a non-public, fact-finding inquiry concerning the Company. In March 2005, the Company’s board of directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. In January 2006, the board of directors received and acted upon the findings of the Special Committee. Those actions and the actions that the Company took with respect to certain other accounting matters are discussed in the Company’s annual report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”). The Company previously announced on September 8, 2008 that it had reached a final settlement with the SEC of the SEC’s inquiry covering the issues identified in the Special Committee’s findings and other accounting matters discussed in the 2004 Form 10-K. The SEC inquiry and related matters are discussed in Note 13 to the Company’s consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).

Following the Company’s announcement of the SEC inquiry, an alleged shareholder commenced an action by which he purported to sue derivatively on behalf of the Company. This derivative action is discussed in further detail in Note 13 to the 2009 Form 10-K.

Following the Company’s November 14, 2007 announcement that affiliates of Cerberus Capital Management, L.P. (“Cerberus”) had notified the Company that they were not prepared to proceed with the purchase of the Company on the terms set forth in the merger agreement, three putative class action lawsuits were filed against the Company, which have since been consolidated, alleging, among other things, that the named plaintiffs and members of the purported class suffered damages when they purchased or otherwise acquired securities issued by the Company, as a result of false and misleading statements and/or material omissions attributed to the Company relating to the contemplated merger with affiliates of Cerberus. On May 16, 2008, all defendants filed motions to dismiss the consolidated amended complaint in this action. On March 10, 2009, the Court rendered an opinion and ruling granting defendants’ motions, dismissing the consolidated amended complaint without prejudice and granting lead plaintiffs leave to move to reopen the case and to file a proposed amended complaint. Lead plaintiffs subsequently filed a motion to reopen the case, along with a proposed second consolidated amended complaint. The Court granted lead plaintiffs’ motion to reopen the case by order dated April 13, 2009, and lead plaintiffs served their second consolidated amended complaint on April 16, 2009. On August 24, 2009, the Court granted defendants’ motion to dismiss the second consolidated amended complaint with prejudice and subsequently entered judgment in favor of defendants. On September 22, 2009, lead plaintiffs appealed from the judgment dismissing the consolidated actions. These matters are discussed in further detail in Note 13 to the 2009 Form 10-K.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

6. Delinquent Participant Contributions

During 2009, the Company was untimely in remitting certain participant contributions in the amount of $28,936 (reflected in participants contributions receivable on the statement of net assets available for benefits). Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions, as well as the related Company matching contributions of $10,404 (reflected in Company contributions receivable in the statement of net assets available for benefits), in May 2010. In addition, in 2010, the Company will reimburse the Plan for any lost earnings.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Related Party Transactions

Certain Plan investments and shares of mutual funds are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $111,633 and $113,470 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and December 31, 2008, the Plan had $2.4 million or 1.2%, and $1.8 million or 1.2%, respectively, of its total net assets invested in United Rentals, Inc. Common Stock.

Supplemental Schedules

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions
$28,936 (1)	$28,936 (1)

(1)	Represents delinquent participant contributions of $27,321 and loan repayments of $1,615 from various 2009 pay periods. The Company remitted delinquent participant contributions and loan repayments to the Plan during May 2010. The Company intends to remit lost earnings and file the required Form 5330 during 2010.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2009
Dodge & Cox	International Stock Fund	336,527	$10,718,373
Vanguard	Vanguard Institutional Index Fund	149,716	15,268,004
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	1,004,255	11,860,248
	Balanced Fund	525,939	9,235,483
	Blue Chip Growth Fund	487,030	15,959,979
	New Horizons Fund	553,477	14,157,949
	Prime Reserve Fund	31,349,026	31,349,026
	Retirement Income Fund	56,111	685,112
	Retirement 2005 Fund	43,473	453,862
	Retirement 2010 Fund	201,547	2,811,584
	Retirement 2015 Fund	274,714	2,931,200
	Retirement 2020 Fund	529,159	7,725,720
	Retirement 2025 Fund	547,854	5,812,727
	Retirement 2030 Fund	677,706	10,246,910
	Retirement 2035 Fund	585,050	6,230,787
	Retirement 2040 Fund	527,170	7,986,631
	Retirement 2045 Fund	257,063	2,596,333
	Retirement 2050 Fund	56,185	476,450
	Retirement 2055 Fund	17,287	144,861
	Value Fund	827,668	16,950,634
	Small-Cap Value Fund	95,012	2,800,955
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 17-18		79,080
United Rentals, Inc.*	United Rentals, Inc. Common Stock	239,660	2,351,068

			178,832,976

Participant loans*	Interest rates range from 4.75% to 9.75%; remaining maturities range from 1 month to 28 years		10,554,355

			$189,387,331

*	Indicates party-in-interest to the Plan.

Note: The “Cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2009
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Alcatel Lucent Sponsored ADR	19	$63
	Allied Irish Banks PLC Sponsored ADR	30	105
	Amelot Holdings, Inc.	10	—
	American Unity Investments, Inc.	4	—
	Banro Corp.	1	2
	Buffalo Gold Ltd.	6	—
	Cyop Systems Intl	10	—
	CHDT Corp.	10	—
	CSMG Technologies, Inc.	25	4
	Dragon International Group	800	1
	First Pet Life, Inc.	5	—
	Galton Biometrics, Inc.	1,000	—
	Gen-ID Lab Services	10	—
	Global 1 Investment Holdings Corp.	2,100	—
	Inuvo, Inc.	30	10
	Jordan Kane Floor Coverings, Inc.	5	—
	LSI Corp.	4	24
	M Wise, Inc	50	1
	Mirant Corp	1,080	—
	Penn West Energy Trust	110	1,936
	Poseidis, Inc.	3	—

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2009
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Roboserver Systems Corp.	1	—
	Saba Software Inc.	100	414
	Shandong Zhouyuan Seed and Nursery Co.	218	2
	Sirius XM Radio Inc.	200	120
	Sulja Brothers Building Supplies Ltd.	6,005	1
	Take Two Interactive Software, Inc.	400	4,020
	Three Five Systems, Inc.	10	1
	21st Centuries Technologies, Inc.	4	—
	US Geothermal, Inc.	500	765
	Xechem Intl., Inc.	500	—
	YTB Int’l, Inc. Class A	27	2
	YTB Int’l, Inc. Class B	54	2

	Mutual Funds:
	T. Rowe Price Emerging Europe & Mediterranean Fund	103	1,809
	T. Rowe Price Financial Services Fund	109	1,382
	T. Rowe Price Health Sciences Fund	104	2,733
	T. Rowe Price Media & Telecommunications Fund	65	2,649
	Vanguard Index Trust Total Stock Market Index Fund	1,903	52,244
	Prime Reserve Fund	10,790	10,790

			$79,080

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

May 12, 2010